UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

____________________________

Mammatech Corporation
(Exact name of registrant as specified in charter)

(State or other Jurisdiction of Incorporation or Organization)

Florida (State or Other Jurisdiction of Incorporation or Organization)	59-2181303 (IRS Employer Identification No.)

930 NW 8th Ave Gainesville, Florida 32601
(Address of Principal Executive Offices and zip code)

(352) 375-0607
 (Registrant’s telephone number, including area code)

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

July 14, 2010

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of Mammatech Corporation, a Florida corporation (“Mammatech”, “we”, “our” or the “Company”), at the close of business on July 14, 2010 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Mammatech’s Board of Directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about July 14, 2010.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On July 9, 2010, Mammatech entered into a Share Purchase Agreement (“Agreement”) with Verdad Telecom, Inc. (“Verdad Telecom”), under which Verdad Telecom agreed to purchase, and the Company agreed to sell, an aggregate of 94,572,375 shares of common stock of Mammatech Corporation for a purchase price of $97,194, or approximately $0.0011 per share. The transaction is expected to close on or before July 25, 2010. A copy of the Share Purchase Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 14, 2010.

            Pursuant to a change in control of our Company which will occur on or about July 25, 2010, as a result of the terms of the Agreement, Mark Kane Goldstein, Henry S. Pennypacker, and Mary Bailey Sellers have agreed to resign as directors of our Company and Eric Stoppenhagen has agreed to serve as our sole director of our Company.

The appointment of Eric Stoppenhagen as our directors will be effective on the later of (a) ten days after the filing of this Information Statement with the SEC, and its transmittal to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Mammatech’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Mammatech’s directors occurs (otherwise than at a meeting of Mammatech’s stockholders).  Accordingly, the closing of the transactions contemplated under the Agreement (“Closing”) and the resulting change in a majority of Mammatech’s directors will not occur until at least 10 days following the mailing of this Information Statement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the purchase of shares of common stock of Mammatech Corporation. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of July 14, 2010, the Company had 5,123,700 shares of Common Stock, par value $0.0001 per share, outstanding.  Each share of Common Stock is entitled to one vote.  After the completion of the transactions contemplated by the Agreement, there will be approximately 100,000,000 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Mammatech has a three person Board of Directors, all of whom are employees or affiliates of the Company.

Name	Age	Position Held and Tenure
Mark Kane Goldstein, Ph.D.	72	Chairman of the Board, Vice President, Secretary, Director

Henry S. Pennypacker, Ph.D.	73	President, Chief Executive Officer, Director

Mary Bailey Sellers	61	Treasurer, Chief Financial Officer, Director

Biographical Information

Mark Kane Goldstein
-------------------
    Mark Kane Goldstein, Ph.D., is Chairman of the Board, Vice President, Secretary and Director of the Company. Dr. Goldstein directs and advises the Company on fiscal and policy matters and directs research on product development. From 1971 until July, 1982, Dr. Goldstein was employed by the U.S. Veterans Administration, Gainesville, Florida, as a research scientist. During this same period, Dr. Goldstein also was an Associate Professor/Research Scientist at the University of Florida, Gainesville, Florida, and continues as Co-Director of its Center for Ambulatory Studies.  From 1978 through May, 1984, Dr. Goldstein was a member of the City Commission of Gainesville, Florida including 1980-81 when he served a one-year term as Mayor. Dr. Goldstein received a B.A. in 1961 from Muhlenberg College, an M.A. in 1962 from Columbia University and a Ph.D. in 1971 from Cornell University. All Degrees were in Psychology.

Henry S. Pennypacker, Ph.D.
---------------------------
    Henry S. Pennypacker, Jr., Ph.D., is President, Chief Executive Officer and Director of the Company. He is currently employed as President of the Company and as Professor Emeritus of Psychology at the University of Florida. He was the acting Chairman of the Department of Psychology from June 1969 to 1970 and prior thereto was an Associate Professor and Assistant Professor. In May 1998, Dr. Pennypacker retired from the University but continues to teach on a part-time basis.  Dr. Pennypacker is the author or co-author of five books and over fifty articles and book chapters dealing with various aspects of behavioral research and behavioral medicine. He is a past President of the International Association for Behavior Analysis, the Society for Advancement of Behavior Analysis, and the Florida Association for Behavior Analysis. He serves as a member of the Board of Trustees of the Cambridge Center for Behavioral Studies and was recently elected Chairman of its newly formed Board of Directors. On August 10, 1990, Dr. Pennypacker received an award from the California Division of the American Cancer Society in recognition of his "...pioneering contribution to breast self-examination education."  Dr. Pennypacker received a B.A. and an M.A. from the University of Montana in 1958 and 1960, respectively, and a Ph.D. from Duke University in 1962. All degrees were in Psychology.

Mary Bailey Sellers
-------------------
    Mary Bailey Sellers has been employed as Chief Financial Officer by the Company since September 1985. She was appointed Treasurer and elected Director in August 1986. From April 1978 through November 1984, she was employed by Barnett Bank of Alachua County, N.A., and a predecessor bank as Vice President commercial loans. Mrs. Sellers devoted her time to her family from December 1984 through August 1985.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

Committees of the Board of Directors

Nominating and Compensation Committees

The Board does not have a nominating or compensation committee at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.

Audit Committee

The Company is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of the Company's independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Certain Legal Proceedings

    To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has currently not adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Director Independence

Our board of directors currently consists of three members.

We do not have a separately designated compensation or nominating committee of our board of directors and the functions customarily delegated to these committees are performed by our full board of directors.  We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.  We have, however, determined that none of our directors are “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by the Company’s sole officer, Eric Stoppenhagen    .

Meetings of the Board of Directors and Committees

The Board of Directors held a special meeting of directors during the fiscal year ended August 31, 2009. The Board took a number of actions by written consent of all of the directors during the year ended August 31, 2009. Such actions by the written consent of all directors are, according to Florida corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

The Company does not have standing nominating or compensation committees, or committees performing similar functions. The Company's board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for the Company not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

RELATED PERSON TRANSACTIONS

None

Director Independence

In conjunction with the preparation of this Schedule 14f-1, using the definition of “independence” established by the NASDAQ Stock Market, we have evaluated all relationships between each director and the Company.

Based on the foregoing definition, we have determined that none of our directors currently meet the definition of an “independent” director under the standards established by NASDAQ. We do not currently have a nominating or compensation committee.

Our Board of Directors will continually monitor the standards established for director independence under applicable law or listing requirements and will take all reasonable steps to assure compliance with those standards.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer and one of the current directors of the Company will resign and the person discussed below will be appointed as the new officers and sole director of the Company.  The director of the Company will be determined following the Closing pursuant to the Agreement by Verdad Telecom.   The authorized number of Mammatech directors will be reduced to one.  The sole director will be Eric Stoppenhagen.

            Officers will be elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by Verdad Telecom, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position

Eric Stoppenhagen	36	President, Chief Financial Officer, Secretary, and Director

Based on information provided by Verdad Telecom, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Eric Stoppenhagen.  Mr. Stoppenhagen, through his consulting company, Venor Consulting, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including as Vice President of Finance  and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President of WoozyFly, Inc. from 2009 to 2010; Interim President of Trist Holding, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to 2010; CFO of GetFugu, Inc. in 2009; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of July 14, 2010 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Common	Mark Kane Goldstein, Ph.D. 930 N.W. 8th Avenue Gainesville, Florida 32601	1,225,800	23.9%
Common	Henry S. Pennypacker, Ph.D. (3) 930 N.W. 8th Avenue Gainesville, Florida 32601	1,365,000	26.6%
Common	Mary Bailey Sellers 930 N.W. 8th Avenue Gainesville, Florida 32601	115,000	2.2%
Common	Directors and Executive Officers as a Group (3 persons) (1)	2,705,800	52.7%

(1)
"Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Percentages are based on 5,123,625 shares of common stock outstanding as of July 14, 2010.
(3)	All shares owned by Dr. Pennypacker are owned by himself and his wife as to which Dr. Pennypacker has shared investment and voting power.

Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

Beneficial Ownership of Mammatech Common Stock After Closing
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Verdad Telecom, Inc. 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	94,572,375	94.57%
Eric Stoppenhagen(1) 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	94,572,375	94.57%
All directors and officers of as a group (1 above individual)	94,572,375	94.57%

(1)
Eric Stoppenhagen has voting and investment control over the securities owned by Verdad Telecom, Inc., and therefore Mr. Stopenhagen may be deemed a beneficial owner or 94,572,375 shares of common stock owned by Verdad Telecom, Inc..

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company has no formal compensation program for its executive officers, directors or employees. The Company believes the base salaries established for each of its executive officers are competitive with the levels of compensation for similar executive officers with the skills and experience of the Company's officers. The base salary is designed to support the Company's business objectives to retain, reward, motivate and attract employees who possess the required technical and entrepreneurial skills and talent. However, the Company also recognizes that its limited financial resources require it to allocate these limited resources between compensation payments to its executive officers and continued funding of its sales, marketing and research and development. Accordingly, two of the Company's executive officers have agreed to defer the current payment of all or a portion of their salaries so the Company can continue to fund its business operations, as discussed more fully below.

The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

During the last two fiscal years, except as set forth in this paragraph, the Company has not provided any annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees. The Company did pay a bonus to one of its executive officers during 2007 and 2008, and the Company provides health insurance coverage through a third party carrier on Ms. Sellers and her spouse for which the Company pay 50% of the monthly premium of approximately $600. In 2006, the Company also provided one of its executive officers with a stock bonus under which the shares of common stock issued were valued by the Board at the time of issuance and were fully vested and non-forfeitable.

The Company has no stock option or equity plan.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company's named executive officers who served as executive officers during all or a portion of the years ended August 31, 2008 and 2009.
Summary Compensation Table
					All Other
Name and Principal	Year	Salary	Bonus	Option Awards	Compensation	Total
Position		($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(f)	(i)	(j)

Mark K. Goldstein (1)	2009	$65,000	--	--	--	$65,000
Chairman, Vice President and Secretary	2008	$65,000	--	--	--	$65,000

Henry S. Pennypacker (2)	2009	$65,000	--	--	--	$65,000
CEO and President	2008	$65,000	--	--	--	$65,000

Mary S. Sellers (3)	2009	$34,000	$900	--	$3,600	$38,500
CFO and Treasurer	2008	$40,000	$2,000	--	$3,600	$45,600

   (1)  Mark K. Goldstein had earned unpaid salary for 2008 of $48,736, which is included in the annual salary figure of $65,000 set forth in the above chart. Mark K. Goldstein had earned unpaid salary for 2009 of $48,736, which is included in the annual salary figure of $65,000 set forth in the above.

   (2)    Henry S. Pennypacker had earned unpaid salary for 2008 of $56,876, which is included in the annual salary figure of $65,000 set forth in the above chart. Henry S. Pennypacker had earned unpaid salary for 2009 of $56,876, which is included in the annual salary figure of $65,000 set forth in the above.

  (3)  Ms. Sellers' other compensation is the value of the health insurance program partially paid by the Company.

Except as set forth above, the Company paid no perquisites or other personal benefits for its executive officers during 2008 and 2009, other than expense reimbursements.

Employment Agreements

The Company has no employment agreements with its executive officers, and there are no severance or change of control payments provided under any agreement.

Compensation of Directors

During 2008 and 2009, the executive officers did not receive separate compensation for their services as a directors. All directors receive reimbursement of expenses but no fees for serving as directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.  Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2009, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at  1-800-SEC-0330  1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001377053&owner=exclude&count=40.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAMMATECH CORPORATION

By: /s/Henry Pennypacker
Dated: July 14, 2010
Henry Pennypacker,
Chief Executive Officer